Exhibit 99.1

News Release

Contact:  David Amy, EVP & CFO

Lucy Rutishauser, VP Corporate Finance & Treasurer

(410) 568-1500

SINCLAIR REACHES TENTATIVE AGREEMENT WITH THE AD HOC COMMITTEE OF CERTAIN HOLDERS OF ITS 3.0% AND 4.875% CONVERTIBLE NOTES

BALTIMORE (August 20, 2009) — On August 10, 2009, Sinclair Broadcast Group, Inc. (Nasdaq: SBGI) (the “Company”) and its advisors met with members of the ad hoc committee (the “Committee”) formed by certain holders of its 3.0% and 4.875% Convertible Senior Notes (together, the “Convertible Notes”) and with their advisors.  The Committee consists of holders of approximately 50% of the outstanding principal amount of the Convertible Notes.  The holders of the 3.0% and 4.875% Convertible Notes are entitled to require the Company to repurchase such Convertible Notes at 100% of their principal amount in May 2010 and January 2011, respectively. Approximately $294.3 million of the 3.0% Convertible Notes and $143.5 million of the 4.875% Convertible Notes are currently outstanding.

At the meeting, the Company and the Committee reached a tentative agreement in principle with respect to the Convertible Notes.

Pursuant to that agreement in principle, the Company’s wholly owned subsidiary, Sinclair Television Group (STG), would complete a private placement of debt securities.  The new debt securities (the “Second Lien Notes”) would mature in 2014, be guaranteed by the Company and certain of the Company’s subsidiaries, and be secured by a second lien on the assets securing the loans under STG’s senior secured bank credit facility (the “Bank Credit Facility”).  The Second Lien Notes would bear interest at an annual rate of 12%, increasing by .25% each six months, of which at least 8% would be paid in cash and the remainder could be paid in additional Second Lien Notes, subject to a fixed charge coverage test.  STG may redeem the Second Lien Notes at the following call schedule:

•      101.50% in the first 6 months

•      101% in the next 6 months or through November 30, 2010, whichever is later

•      112% in the next 12 months

•      106% in the next 12 months

•      103% in the next 12 months and thereafter at 100%

In addition to customary closing conditions, this private placement of Second Lien Notes would be conditioned on obtaining an amendment to the Bank Credit Facility to permit this transaction.

The proceeds from the private placement of Second Lien Notes are intended to be used to repurchase the Convertible Notes in cash tender offers. Pursuant to the agreement in principle, and upon the terms and subject to the conditions of the tender offers, any 3.0% Convertible Notes validly tendered and not validly withdrawn would be purchased at a purchase price of $935 per $1,000 in principal amount and any 4.875% Convertible Notes validly tendered and not validly withdrawn would be purchased at a purchase price of $900 per $1,000 in principal amount. Tendering holders would also receive accrued and unpaid interest from the last interest payment date to the settlement date. The tender offers would be conditioned on, among other things, receipt of sufficient proceeds from the private placement of Second Lien Notes to fund the cash tender offers and at least 95% participation by holders of each of the 3.0% and 4.875% Convertible Notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Second Lien Notes, nor shall there be any offer or sale of the Second Lien Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

The Second Lien Notes, when, and if, offered will not be registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The tender offers described in this press release have not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell any Convertible Notes.  Any solicitation and offer to buy Convertible Notes will only be made pursuant to an offer to purchase and related materials.  If the tender offers are commenced, investors and securityholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. If the tender offers are commenced, the offer to purchase and related materials will be filed by the Company with the Securities and Exchange Commission (SEC) and investors and securityholders may obtain a free copy of these materials (when available) and other documents filed by the Company by accessing the website maintained by the SEC at www.sec.gov or by contacting the Company.

Sinclair Broadcast Group, Inc., one of the largest and most diversified television broadcasting companies, currently owns and operates, programs or provides sales services to 58 television stations in 35 markets.  Sinclair’s television group reaches approximately 22% of U.S. television households and includes FOX, ABC, CBS, NBC, MNT and CW affiliates.  The Company regularly uses its website as a key source of Company information and can be accessed at www.sbgi.net.

Forward-Looking Statements:

The matters discussed in this press release include forward-looking statements regarding, among other things, future operating results.  When used, the words “outlook,” “intends to,” believes,” “anticipates,” “expects,” “achieves,” and similar expressions are intended to identify forward-looking statements and information.  Such forward-looking information is subject to a number of risks and uncertainties.  Actual results in the future could differ materially and adversely from those set forth in the forward-looking information as a result of various important factors, including and in addition to the assumptions set forth therein, but not limited to, STG’s ability to commence or consummate the offering of Second Lien Notes or the Company’s ability to commence or consummate the tender offers, whether or not any of the Convertible Notes are tendered in the tender offers, whether or not STG will be able to reach agreement with its senior lenders for any necessary amendments or consents under the Bank Credit Facility, the impact of changes in national and regional economies, the volatility in the U.S. and global economies and financial credit markets which impact our ability to forecast or refinance our debts as they become due, successful execution of outsourcing agreements, pricing and demand fluctuations in local and national advertising, volatility in programming costs, the market acceptance of new programming, the CW Television and MyNetworkTV programming, our news share strategy, our local sales initiatives, the execution of retransmission consent agreements, our ability to identify and consummate investments in attractive non-television assets and to achieve anticipated returns on those investments once consummated, and the other risk factors set forth in the Company’s recent reports on Form 8-K, Form 10-Q and Form 10-K, as filed with the SEC.  There can be no assurance that the assumptions and other factors referred to will occur.  The Company undertakes no obligation to update such forward-looking information in the future except as required by law.

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